HARMONY TURBINES, INC.

Next Generation Residential and Small Scale Wind Turbine Development



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harmonyturbines.com   Lebanon PA 🐦 📘 📶 | Hardware | Technology | Infrastructure | Energy | Sustainability |

Highlights

(1) 📈 Millions of customers need better Wind Power Generation solutions

(2) 🔑 Our 4 Key goals: Convenience, Ease of use, Features and Cost

(3) 🟫 2nd Patent just granted on our designs

(4) 🔶 Partnered w/ ProtoCAM (Allentown, PA) for plastic fabrication needs

(5) 🎓 Partnering w/ Engineering Universities for performance validation

Our Team



Christopher Moore President / CEO

Entrepreneur, inventor, tinkerer working with Clean Energy technologies for over 20 years doing everything that I can to make the world and our lives better than they are today. ...Challenges never scare me; closed-minded people scare me!

> I started Harmony Turbines because I wanted to help ensure that we left our planet in better shape than we found it. Mass adoption of residential wind power generation will help eliminate our need for fossil fuels! Let's help each other and our precious planet at the same time! Challenges never scare me; closed-minded people scare me!
>
> I started Harmony Turbines because I wanted to help ensure that we left our planet in better shape than we found it. Mass adoption of residential wind power generation will help eliminate our need for fossil fuels! Let's help each other and our precious planet at the same time! Challenges never scare me; closed-minded people scare me!



Cheryl Moore Treasurer

20+ years office, Human Resources and IT and analytics experience. Masters Degree in Information Systems, with a Bachelors Degree in Human Resources Management.



Marsha Moore Secretary

30+ years as an executive secretary for various organizations. Task oriented, responsible and driven.



Robert HADFIELD Strategic & Business Development Advocate

Executive Management, Global and Domestic Strategic Planning, Product Development, New Business Development, International Sales and Marketing, and Forming Strategic Alliances.



Joshua Hoffman Fabrication and Assembly

Josh is an all around hard worker and great guy who loves to GET IT DONE. He is good with hand tools and a quick learner. He was instrumental in finishing our early shop buildout and initial fabrication work for the 1kW prototype.



Roger Beltrame Fabrication and Assembly

Uncle Roger as he is affectionately known, came from Upper Michigan to assist in the launch of Harmony Turbines. He has spent his entire life as a mechanic with many skills to assist in early prototype and fabrication work. Great hands-on guy!



Robert Jonasar Design Engineer

Robert started his first (and only) job, as a fresh faced 20y old back in 1984 as a wireman. Over the years he has done production, product development and customer support. In the last 15 years he has been doing CAD design for various customers.



Bryant Beeler Systems Engineer

Bryant likes to maximize impact by leveraging natural talents as a visionary, strategic leader, complex problems solver, systems engineer, and big picture thinker in order to create value, eliminate waste, and optimize pre-existing value streams.



Ezra Smith Intern - Machining and fabrication

As a mechanical engineering student with a background in robotics, Ezra has been working to both expand and apply his knowledge of manufacturing and industrial practices. Of note is his work with the CNC machines at Harmony Turbines.



Benjamin Bistline Intern - Integrated systems

With a background in programming robotic systems, Ben quickly took interest in the control systems responsible for optimizing and protecting our turbines.



Noah Bistline Intern - Machining and fabrication

Within his first few months of interning at Harmony Turbines, Noah was comfortable with the digital and tangible tool library that is responsible for machining beautiful parts necessary to operations.

Small scale wind turbines finally make sense!







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https://HarmonyTurbines.com
Click for our
Feb 10, 2022
Update

https://HarmonyTurbines.com
Click for our very important
Dec 16, 2021 Update

Why don't we see more small wind turbines in use today?

- **PRICE** --- Too high for quality turbines
- **ROI ---** Return on Investment is much too long
- **AESTHETICS** --- Current units are Ugly and Very Noisy
- **REGULATIONS** --- Towns oppose turbines due to aesthetics



Harmony Turbines solves ALL of these issues!



The ONLY turbine that can reduce its Cross-Section in High Winds!



Patented
United States Patent





Furling
System





Cross Section

<--------------->

 Current Solutions vs Harmony Turbines

High risk of damage in strong winds	vs	Purpose-Built to survive strong winds
Very noisy in operation	vs	Nearly Silent in operation
10mph winds to start producing power	vs	5mph winds to start producing power
Low power production above 30mph winds	vs	Full power production above 30mph
Annoying to watch due to fast rotation	vs	Beautiful like artwork while operating
Ugly jerky movements in irregular wind	vs	Only slight changes in irregular wind

Coastal and Boating markets alone give us a Multi-Billion
dollar market where high wind solutions are needed...



R&D Team - Summer 2021



Harmony Turbines was born from the desire to create a simple, efficient and
affordable residential wind turbine that could meet the needs of most
homeowners. Our goal was to develop a product that could achieve mass
adoption in the residential marketplace by addressing the deficiencies that are
often overlooked by the products currently on the market today. Christopher
Moore, Founder of Harmony Turbines, has been doing Clean Energy R&D
since 1998. He never wanted to be rich or famous; only to simply do his
one small part in helping to make the world a better place.

Won't you please join us in our efforts by investing today?

Downloads

Harmony Turbines 2022 Pitch Deck.pdf